UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15-12G

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-19774

UNITED RETAIL GROUP, INC.
(Exact name of registrant as specified in its charter)

365 West Passaic Street
Rochelle Park, NJ 07662
(201) 845-0880
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Common Stock, Par Value $0.001 Per Share
Rights to Purchase Series A Junior Participating Preferred Stock
(Title of each class of securities covered by this Form)

None.

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One.

Pursuant to the requirements of the Securities Exchange Act of 1934, United Retail Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 13, 2007

UNITED RETAIL GROUP, INC.

By:	/s/GEORGE R. REMETA
Name: George R. Remeta
Title: Chief Administrative Officer